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                                                                EXHIBIT (a)(9)

        Contact: Joe L. Powers, Executive Vice President and Secretary,
                 Thomas Nelson, Inc.
                 (615) 889-9000, ext. 1300


                 James M. Harrison, Executive Vice President and Secretary, The C.R. Gibson Company
                 (203) 847-4543, ext. 206

                             THOMAS NELSON, INC.
                      TO ACQUIRE THE C.R. GIBSON COMPANY
                  IN CASH TRANSACTION VALUED AT $67 MILLION


NASHVILLE, Tennessee (September 14, 1995) - Thomas Nelson, Inc. (NYSE:TNM) and The C.R. Gibson Company (AMEX:GIB) today announced that Thomas Nelson has signed a definitive agreement to acquire all of the outstanding shares of C.R. Gibson in a cash transaction valued at approximately $67 million.

        Thomas Nelson will make a cash tender offer of $9.00 per share, pursuant to the agreement that has been unanimously approved by C.R. Gibson's Board of Directors. The tender offer will commence as soon as practicable.

        C.R. Gibson, headquartered in Norwalk, Connecticut, was founded in 1870. The company presently manufactures and markets a wide range of paper gift and stationery products, primarily under the C.R. Gibson(R), Creative Papers(R), and Clinton Prints(R) brand names. Products include baby and wedding memory books, stationery, giftwrap, greeting cards and paper tableware. For the year ended December 31, 1994, C.R. Gibson reported net revenues of $67.5 million.

        Sam Moore, Thomas Nelson's Chairman and President, said, "C.R. Gibson is a well-established leader in the gift product industry. This acquisition is another important achievement



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News Release
9/14/95

for Thomas Nelson and will result in a significant increase in the product offerings and distribution channels for our growing gift division. As a result of the acquisition, our publishing, music and gift divisions will be approximately equal in size. C.R. Gibson is an excellent fit with Thomas Nelson and we believe the integration of our businesses will allow the combined entities to expand the product offerings of gift and gift-related products to our customers. We are excited about the opportunities provided by this acquisition."

        Frank Rosenberry, President and Chief Executive Officer of C.R.
Gibson, said, "We are pleased that C.R. Gibson will become part of the Thomas Nelson family and we believe this transaction, which has been unanimously approved by our Board of Directors, represents a fair offer to our stockholders and an opportunity for employees to continue to be a part of a growing organization. Thomas Nelson has given C.R. Gibson's management a strong mandate to continue to grow and expand. Our companies complement each other in many ways and we will both be able to offer customers significant new benefits and features."

        Thomas Nelson, Inc. is a leading publisher, producer and distributor of books and recorded music emphasizing Christian, inspirational and family value themes, and believes it is the largest commercial publisher of the Bible in English language translations. The Company also designs and markets a broad line of gift and stationery products. The Company believes it is the largest publisher of Christian and inspirational books and the largest producer of recorded Christian music in the United States.

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